Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046

713 626 1919 www.invesco.com/us
February 14, 2013
Via EDGAR
Vincent DiStefano & Jeffrey Long
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) (File No. 333-185977)
AIM Growth Series (Invesco Growth Series) (File No. 333-185973)
AIM Investment Securities Funds (Invesco Investment Securities Funds) (File No. 333-185975)
AIM Sector Funds (Invesco Sector Funds) (File No. 333-185974)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (File No. 333-185976)
Dear Messrs. DiStefano & Long:
     On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on February 5, 2013 and February 6, 2013, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed with the U.S. Securities and Exchange Commission (“SEC”) on January 11, 2013, relating to the reorganization of certain Invesco Funds (the “Target Funds”) into other funds within the Invesco Family of Funds (the “Acquiring Funds” and, together with the Target Funds, the “Funds”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment. Any disclosure changes required by these responses will be incorporated into definitive filings made pursuant to Rule 497 under the 1933 Act for the Registrants. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.
General Comments — All N-14s
1. Comment: Confirm whether there will be any pre-merger sale of non-conforming securities that will result in disclosable tax consequences to shareholders of the Target Funds. If so, describe under the caption “Introduction” and/or under the “Summary of Key Information—Will there be any tax consequences resulting from the proposal?” sections the tax consequences resulting from such sales.
     Response: The Registrants confirm that they have analyzed the tax consequences that may result from the pre-merger sale of portfolio securities of the Target Funds in connection with the Reorganizations and have either concluded that that the tax consequences are not material or otherwise disclosed such consequences in the summary section noted in your question and the “Federal Income Tax Considerations” section.
2. Comment: In the “How do the Funds’ investment objectives, principal investment strategies and risks compare?” section, please include the names of the Funds in the column headings.
     Response: We have made this change.
3. Comment: In the “Expense Tables and Expense Examples” section, why is the pro forma information shown as of September 1, 2011? Should it be a more recent date?
     Response: Pursuant to Rule 11-02 of Regulation S-X and in reliance on discussion with the SEC’s accounting reviewer for the Registrants, pro forma fees were computed assuming that the transaction was consummated at the beginning of the fiscal year of the Acquiring Fund that is reflected in the Acquiring Fund’s fee table in its current prospectus. Therefore, when information for the Acquiring Fund is presented for a fiscal year ended in 2012, pro forma fees were computed assuming that the Reorganization was completed at the beginning of that fiscal year, resulting in a 2011 “as of” date for the pro forma figures.
4. Comment: In the “Summary of Key Information—What will happen if shareholders of a Target Fund do not approve a Reorganization?” section, provide an example of courses of action that may be taken by the Board if a Reorganization is not approved.
     Response: The Registrants have revised the disclosure to indicate that the other courses of action for the Target Funds that may be taken by the Board include continuing to operate as a stand-alone fund.
5. Comment: In the “Proposed Reorganizations—Board Considerations in Approving the Reorganization[s]” section, revise the second sentence of the last full paragraph to clarify what is meant by “...could potentially...” by deleting the word “potentially.”
     Response: We have made this change.
6. Comment: In Section 9.1 of the Agreement and Plan of Reorganization, page D-15, clarify what happens if the Fund does not recoup its expenses within 24 months following the Reorganization. Also clarify why this 24 month timeframe is longer than the recoupment of expenses timeframes set forth in the proxy statement. In addition, should the word “Fund” in the first sentence be changed to “Target Fund?”
     Response: The Registrants believe that Section 9.1 of the Agreement and Plan of Reorganization accurately states the circumstance under which the Fund will bear Reorganization costs; i.e., when the recoupment of those costs was estimated to be longer than 24 months. If the recoupment period is longer than 24 months due to actual fund operating expenses exceeding estimated expenses, the Fund would still bear the Reorganization costs as the determination of whether a Fund would bear such costs was made at the time the Agreement and Plan of Reorganization was discussed with the Board. The 24 month recoupment time frame is longer than the recoupment time frame set forth in the footnotes to the fee tables because the fee table footnotes show the actual estimated recoupment period while the 24 month period reflected in the Agreement and Plan of Reorganization represents the maximum recoupment period that permits a Fund to bear Reorganization costs.
7. Comment: In the “Additional Information About the Funds—Comparison of share Classes and Distribution Arrangements” section, third from final paragraph, clearly state where overall 12b-1 expenses will increase, post-merger.
     Response: We have made this change.
8. Comment: In the “Introduction” section on page 1, fourth full paragraph, third sentence, consider changing “should not be required to pay any federal income tax...” to “will not be required to pay any federal income tax...”
     Response: Although the Registrants will receive a legal opinion from outside counsel regarding the federal tax consequences of the transaction, the Registrants have not sought a private letter ruling from the IRS regarding such consequences and, therefore, believe that the term “should” is appropriate in this instance.
9. Comment: In the “Summary of Key Information—How do the performance records of the Funds compare?” section, consider using the year-end or another more recent date for the performance information shown.
     Response: We have made this change and updated the performance information to December 31, 2012.
Specific comments — AIM Counselor Series Trust (Invesco Counselor Series Trust):
Invesco Leisure Fund and Invesco Constellation Fund into Invesco American Franchise Fund
     The general comments have been incorporated into this proxy statement/prospectus, as applicable.
10. Comment: In the “Summary of Key Information—How do the Funds’ investment objectives, principal investment strategies and risks compare?” section, place additional emphasis on the change of direction for Leisure Fund shareholders going into American Franchise Fund, post-merger.
     Response: Disclosure has been added to the “Summary of Key Information—How do the Funds’ investment objectives, principal investment strategies and risks compare?” section to further emphasize the change of investment objective and strategy for Leisure Fund shareholders, post-merger.

11. Comment: In the “Summary of Key Information—How do the Funds’ expenses compare?” section, the plus sign footnote to the fee table, state what will happen if only the Leisure Fund reorganization is approved.
     Response: The footnote had been revised to state that if the Reorganization with the Leisure Fund is the only Reorganization to close, the Combined Pro Forma Total Annual Fund Operating Expenses would not change for the Acquiring Fund.
12. Comment: In the “Summary of Key Information—How do the Funds’ expenses compare?” section, under “Expense Example,” the Class C expense example only shows what happens if you do not redeem your shares. Please add a Class C expense example if your shares are redeemed.
     Response: We have made this change.
13. Comment: In the “Summary of Key Information—Will there be any taxes consequences resulting from the proposal?” section clarify the capital gains impact to Leisure Fund shareholders of the portfolio’s restructuring.
     Response: Disclosure has been added to the “Summary of Key Information—Will there be any taxes consequences resulting from the proposal?” section to clarify the capital gains impact to Leisure Fund shareholders in connection with the portfolio’s repositioning.
14. Comment: Under the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds,” confirm that “Active Trading Risk” applies only to Constellation Fund, and not to the Leisure Fund or American Franchise Fund.
     Response: The Registrants have confirmed that active trading risk does not currently apply to any of the Funds and therefore have removed active trading risk from the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds.”
15. Comment: In the “Proposed Reorganizations—Board Considerations in Approving the Reorganization” section, provide specific reasons why the Board believes that the Reorganization is in the best interests of Leisure Fund shareholders given that Leisure Fund is substantially different than American Franchise Fund.
     Response: Disclosure has been added to the “Proposed Reorganizations—Board Considerations in Approving the Reorganizations” section that further describes specific reasons why the Board believes the Reorganization is in the best interests of Leisure Fund shareholders.

16. Comment: In the “Note 3 — Pro Forma Adjustments” on page 4 of the Pro Forma Financial Statements, should the information be shown as of a more recent date than September 1, 2011? If not, why not?
     Response: Pursuant to Rule 11-02 of Regulation S-X and in reliance on discussion with the SEC’s accounting reviewer for the Registrants, pro forma fees were computed assuming that the transaction was consummated at the beginning of the fiscal year of the Acquiring Fund that is reflected in the Acquiring Fund’s fee table in its current prospectus. Therefore, when information for the Acquiring Fund is presented for a fiscal year ended in 2012, pro forma fees were computed assuming that the Reorganization was completed at the beginning of that fiscal year, resulting in a 2011 “as of” date for the pro forma figures.
17. Comment: In the “Note 6 — Reorganization Costs” on page 7 of the Pro Forma Financial Statements, the last sentence in footnote (1) states that “The Adviser will bear all costs not borne by the Funds,” is this correct? Doesn’t the Adviser only bear the costs of American Franchise Fund?
     Response: The last sentence of footnote 1 in “Note 6 — Reorganization Costs” of the Pro Forma Financial Statements has been revised to indicate that the Adviser will bear all costs not borne by the Invesco American Franchise Fund.
Specific comments — AIM Growth Series (Invesco Growth Series):
Invesco Leaders Fund into Invesco Growth Allocation Fund
     The general comments have been incorporated into this proxy statement/prospectus, as applicable.
18. Comment: Under the caption “Summary of Key Information—How do the Funds’ investment objectives, principal investment strategies and risks compare?” highlight the differences in the Funds’ investment objectives, strategies and risks, and do not refer to them as “similar.”
     Response: The disclosure under the caption “Summary of Key Information—How do the Funds’ investment objectives, principal investment strategies and risks compare?” has been revised to further highlight the differences in the Funds’ investment objectives, strategies and risks. The disclosure has also been revised to remove the word “similar.”
19. Comment: Under the caption “Summary of Key Information—How do the Funds’ expenses compare?” since the total expense ratio is going up on a pro forma basis, it is misleading to state in the last sentence prior to the fee table that “Excluding Acquired Fund Fees and Expenses, the pro forma direct expenses of the Acquiring Fund are expected to be lower than the direct expenses of the Target Fund.” Please clarify the disclosure. Please also explain why Leaders Fund will bear the costs of the Reorganization if its total expenses are increasing.

     Response: The Registrant will remove the following sentence “Excluding Acquired Fund Fees and Expenses, the pro forma direct expenses of the Acquiring Fund are expected to be lower than the direct expenses of the Target Fund” from the section “Summary of Key Information—How do the Funds’ expenses compare?.” The Leaders Fund will bear the costs of the Reorganization because its total direct fund operating expenses (not including acquired fund fees and expenses) are expected to be lower than those of the Target Fund, which was the basis on which management proposed, and the Board approved, the allocation of Reorganization expenses.
20. Comment: Under the caption “Summary of Key Information—How do the management, investment adviser and other service providers of the Fund compare?” describe the differences in the advisory agreements since the disclosure states that they are substantially identical.
     Response: We have revised the disclosure and deleted the word “substantially.”
21. Comment: In the “Summary of Key Information—Will there be any taxes consequences resulting from the proposal?” for the Leaders Fund, disclose the percentage of portfolio securities to be sold and the anticipated capital gains and brokerage costs from such sales.
     Response: Disclosure regarding the percentage of Leaders Fund portfolio securities to be sold and the anticipated capital gains and transaction costs from such sales has been added to the “Summary of Key Information—Will there be any taxes consequences resulting from the proposal?”
22. Comment: In the “Additional Information About the Funds—Comparison of Principal Investment Strategies” section, add more disclosure regarding the Growth Allocation Fund’s strategies and risks.
      Response: Additional disclosure regarding the Growth Allocation Fund’s strategies and risks has been added to the “Additional Information About the Funds—Comparison of Principal Investment Strategies” section.
23. Comment: With regard to the existence of a Cayman subsidiary with respect to an underlying fund of Growth Allocation Fund, please confirm the following: (i) that the subsidiary’s board will be signatories to underlying funds registration statement; (ii) that the subsidiary’s financial statements are consolidated with the underlying fund’s; (iii) that the underlying fund and subsidiary meet all requirements of the 1940 Act (as amended) on a consolidated basis, including section 8 concerning investment policies, section 17 concerning affiliated transactions and custody, and section 18 concerning capital structure and leveraging; (iv) that the underlying fund and the subsidiary will use appropriate pricing and accounting methods under the 1940 Act; (v) that the subsidiary will have an eligible custodian under section 17(f)(5); (vi) that the subsidiary’s expenses are included in the underlying fund’s fee table as separate line item; (vii) that the subsidiary and its Board agreed to designate an agent for service of process in the U.S. and allow inspection of its books and records by the SEC staff; and (viii) that the underlying funds has no intention to sell or transfer shares of the subsidiary.
     Response: With respect to (i) one or more members of the subsidiary’s board will separately sign post-effective amendments to the underlying fund’s registration statement on Form N-1A as such amendments relate to the underlying fund; (ii) the subsidiary’s financial statements will be consolidated with the underlying fund’s financial statements, consistent with applicable accounting principles; (iii) the underlying fund and the subsidiary meet the requirement of the 1940 Act (as amended) on a consolidated basis, involving section 8 concerning investment policies, section 17 concerning affiliated transactions and custody and section 18 concerning capital structure and leveraging; (iv) the underlying fund and the subsidiary will use the same pricing and accounting methods that comply with the 1940 Act; (v) the subsidiary will have an eligible custodian under section 17(f)(5); (vi) the Registrant respectfully declines to add a line item to the underlying fund’s fee table that reflects the subsidiary’s expenses. The subsidiary’s and the underlying fund’s financial statements are reported on a consolidated basis and this disclosure change would be inconsistent with such consolidated reporting. Further, including this disclosure would create inconsistent presentation among other Invesco funds that utilize a Cayman subsidiary, which were not requested by the Staff, and do not, separately report the subsidiary’s fees in their tables; (vii) the underlying fund will include an undertaking in Part C of its registration statement designating the subsidiary’s custodian as agent for service of process in the U.S. and consenting to the inspection of its books and records by the Commission; and (viii) the underlying fund confirms that it has no intention to sell or transfer the shares of the subsidiary.
24. Comment: In the “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds” section, “concentration risk” is listed and should therefore have a corresponding strategy under “Additional Information About the Funds—Comparison of Principal Investment Strategies.”
      Response: The concentration risk identified in the “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds” section relates to certain of the underlying funds in which the Invesco Growth Allocation Fund invests but the Invesco Growth Allocation Fund itself is not a concentrated fund. The Invesco Growth Allocation Fund does not, therefore, include concentration as part of its principal investment strategy.
25. Comment: In the “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds” section, revise “Exchange-Traded Notes Risk” as it currently reads like an exchange-traded funds risk. Add counter-party disclosure as part of the risk.
      Response: We have made this change.
26. Comment: In the “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds” section, “financial institutions risk” is listed and should therefore have a corresponding strategy under “Additional Information About the Funds—Comparison of Principal Investment Strategies.”
      Response: The financial institutions risk identified in the “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds” section relates to certain of the underlying funds in which the Invesco Growth Allocation Fund invests but the Invesco Growth Allocation Fund itself does not focus its investments on instruments that are subject to financial institutions risk. The Invesco Growth Allocation Fund does not, therefore, include a focus on financial institutions as part of its principal investment strategy.
27. Comment: Confirm if the Growth Allocation Fund uses any types of leverage besides derivatives.
      Response: The Registrant confirmed that no other types of leverage are used besides derivatives.
28. Comment: In the “The Proposed Reorganization—Board Considerations in Approving the Reorganization” section, second to last paragraph on page 22, delete “...(iii) regarding shareholders expenses being lower, excluding acquired fund fees and expenses...”
      Response: The Registrant respectfully declines to remove the referenced disclosure as the Funds’ comparative direct expenses (excluding acquired fund fees and expenses) was part of the information that formed the basis for the Boards’ approval the Reorganization for these Funds. However, the Registrant will include a new sub-section (iv) that notes the Board also considered the fact that including acquired fund fees and expenses, the Acquiring Fund’s pro forma total annual fund operating expense ratios are expected to be higher than the total annual fund operating expense ratios of the corresponding classes of the Target Fund.
29. Comment: In the “The Proposed Reorganization—Board Considerations in Approving the Reorganization” section, add specific disclosure as to why the Reorganization is in the best interests of Leaders Fund shareholders.
      Response: The Registrant believes that the existing disclosure accurately describes the Board’s conclusions regarding the Reorganization being in the best interest of the Target Fund. Specifically, the disclosure notes, that the Board considered the benefits to the Target Fund of (i) combining with a similar fund to create a larger fund with a more diversified shareholder base and greater viability, (ii) the overall goal of the Reorganization and other Invesco Fund reorganizations to rationalize the Invesco Funds to enable IDI to better focus on the combined fund to promote additional asset growth; (iii) combining into a fund whose investment objective, strategies and related risks are similar, except that the Target Fund invests in three underlying funds whereas the Acquiring Fund invests in a larger, more diversified number (currently eleven) of underlying funds; and (iv) continuing with the same portfolio management team.

Specific comments — AIM Investment Securities Funds (Invesco Investment Securities Funds):
Invesco High Yield Securities Fund into Invesco High Yield Fund
     The general comments have been incorporated into this proxy statement/prospectus, as applicable.
30. Comment: Under the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds,” confirm that Defaulted Securities Risks only applies to High Yield Securities Fund.
     Response: The Registrant confirms that the defaulted securities risk applies only to High Yield Securities Fund. Additional disclosure will be added to the “Comparison of Principal Investment Strategies” section of the proxy/prospectus that highlights there are no minimum quality ratings for investments by the High Yield Securities Fund and the High Yield Securities Fund may invest in securities which no longer make principal or interest payments, including defaulted securities.
31. Comment: Under the caption “Additional Information About the Funds—Comparison of Fundamental and Non-Fundamental Investment Restrictions,” first paragraph, the third and fourth sentences appear to be identical. Please revise the disclosure.
     Response: We have made this change.
32. Comment: Confirm that the N-14 Registration Statement was filed under Rule 488 of the Securities Act of 1933 and not under Rule 485(b) of the Securities Act of 1933.
     Response: The Registrant confirms that the N-14 Registration Statement was filed under Rule 488, as reflected in the transmittal letter, and that the reference to Rule 485(b) on the cover page was an inadvertent scrivener’s error.
33. Comment: In the “Summary of Key Information—How do the Funds’ expenses compare?” section, why have “Other Expenses” been restated as disclosed in footnote (1) to the fee table?
      Response: The Target Fund’s Other Expenses were restated to reflect estimated current litigation fees.
34. Comment: Under the caption “Additional Information About the Funds—Comparison of Share Classes and Distribution Arrangements,” explain supplementary what happens to the unreimbursed 12b-1 fees?
     Response: Any unreimbursed 12b-1 fees will permanently remain unreimbursed.

35. Comment: Under the caption “Other Matters—Capitalization Table” please update the information to within thirty (30) days of the filing.
     Response: We have made this change and have updated the disclosure.
Specific comments — AIM Sector Funds (Invesco Sector Funds):
Invesco Dynamics Fund into Invesco Mid Cap Growth Fund
     The general comments have been incorporated into this proxy statement/prospectus, as applicable.
36. Comment: In the “Summary of Key Information—How do the Funds’ expenses compare?” section, footnote (2) to the fee table, is there an ability to recoup waived or reimbursed expenses? Also, are the Class A, Class B, and Class C waiver amounts correct?
      Response: There is no ability to recoup waived or reimbursed expenses and the waiver amounts are correct.
37. Comment: In the “Summary of Key Information—How do the Funds’ expenses compare?” section, Expense Example, Class A pro forma, how are the numbers lower than the Dynamics Fund and Mid Cap Growth Fund’s numbers if expenses are going up on a pro forma basis? Also, have the Class A sales loads been included in the expense example amounts?
      Response: We have revised the disclosure and provided a revised expense example that reflects the higher pro forma expenses and Class A sales load.
38. Comment: Under the caption “Additional Information About the Funds—Comparison of Principal Investment Strategies,” disclose the index ranges and dates, and confirm whether the dates are the reconstitution dates of the indexes?
     Response: We have made this change.
Specific comments — AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds):
Invesco Municipal Bond Fund into Invesco Municipal Income Fund
     The general comments have been incorporated into this proxy statement/prospectus, as applicable.
39. Comment: In the “Summary of Key Information—How do the Funds’ expenses compare?” section, Expense Examples, second introductory paragraph, delete the second to last sentence that states “To the extent fees are waived and/or reimbursed on a voluntary basis, your expenses will be lower.”
      Response: We have made this change.

40. Comment: Under the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds” confirm whether “High Yield Bond (Junk Bond) Risk applies to only Invesco Municipal Income Fund, as disclosed, and explain why.
     Response: The Registrant confirms that the high yield bond (junk bond) risk applies only to Invesco Municipal Income Fund. Additional disclosure will be added to the “Comparison of Principal Investment Strategies” section of the proxy/prospectus that highlights that up to 20% of the Invesco Municipal Income Fund’s total assets may consist of municipal securities rated below investment grade or unrated municipal securities determined by the Adviser to be of comparable quality at the time of purchase.
41. Comment: Confirm that the N-14 Registration Statement was filed under Rule 488 of the Securities Act of 1933 and not under Rule 485(b) of the Securities Act of 1933.
     Response: The Registrant confirms that the N-14 Registration Statement was filed under Rule 488, as reflected in the transmittal letter, and that the reference to Rule 485(b) on the cover page was an inadvertent scrivener’s error.
     In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that: (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
     Please do not hesitate to contact me at 713-214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson
Peter Davidson
Assistant General Counsel